Exhibit (a)(5)(B)

NIO Inc. Announces Completion of the Repurchase Right Offer for Its
0.50% Convertible Senior Notes due 2027

SHANGHAI, China,  January 31, 2025 (GLOBE NEWSWIRE) — NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced that it has completed its previously announced repurchase right offer relating to its 0.50% Convertible Senior Notes due 2027 (CUSIP No. 62914VAF3) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, January 30, 2025. Based on information from The Deutsche Bank Trust Company Americas, as the paying agent for the Notes, US$378,312,000 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their Repurchase Right. Following settlement of the repurchase, US$213,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.nio.com.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

For more information, please visit: http://ir.nio.com

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